Filed by Janus Capital Group Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Janus Capital Group Inc.
Commission File No. 1-15253

Client Questions & Answers Regarding the Janus-Henderson Merger

1.              What is happening exactly?

INTECH’s parent company Janus Capital Group Inc., and Henderson Group plc, a London-based global investment manager, are entering into an agreed, all-stock ‘merger of equals’. Together they will form a new company to be known as Janus Henderson Global Investors. The new company will be headquartered in London and is anticipated to be listed on the New York Stock Exchange.

2.              What is the strategic rationale for the merger?

To create a leading, global asset manager specializing in high-quality active management. The complementary nature of the two firms creates a combined business with an expanded client-facing team, diverse products and investment strategies and greater financial strength and scale.

The boards of Janus Capital Group Inc. and Henderson Group plc expect to generate at least US$110 million per annum of run rate net cost synergies by the end of the third full financial year following completion. These cost synergies mainly comprise savings from the consolidation of overlapping functions and there may be additional savings from non-compensation expenses, such as rent, IT, legal and professional costs. Because INTECH will remain an autonomous and independently-managed subsidiary of the new parent company, INTECH does not expect to be materially impacted by these cost synergies.

3.              What does this mean for INTECH?

From INTECH’s perspective there will be no change to the way in which the company is managed, no changes to personnel, and no change to INTECH’s investment process as a result of this merger. INTECH will become an independently-managed subsidiary of Janus Henderson Global Investors upon completion of the transaction.

4.              Will INTECH’s employee-ownership stake change?

There will be no change to INTECH employees’ ownership stake in INTECH as a result of this merger.

CONFIDENTIAL — NOT FOR DISTRIBUTION

5.              Will there be any changes to INTECH’s operations?

INTECH will continue to operate as we do now. Our headquarters will remain in West Palm Beach Florida, and our Research Office in Princeton, New Jersey. INTECH’s international team will remain in London.

6.              Will there be any change to the management structure at INTECH?

There will be no change to the management structure at INTECH. Adrian Banner remains CEO and CIO and he will continue to report to the INTECH board. The strategic direction and day-to-day management of the firm will continue to be determined and overseen by the 6-person Executive Committee: Adrian Banner (CEO/CIO), Vassilios Papathanakos (Deputy CIO), Justin Wright (COO), Lance Campbell (CFO), John Brown (Head of Global Client Development) and David Schofield (President, International Division). There will be no change to any reporting lines.

7.              What will be the composition of the INTECH board post completion of the merger?

The composition of the Board is yet to be determined.

8.              Will there be any job losses?

There will be no job losses at INTECH as a result of this merger.

9.              Will the compensation structure or employment contracts for the investment team be modified?

All terms of employment and compensation structures currently in place will remain.

10.       What measures have been taken to ensure the retention of key staff?

Because INTECH will continue to operate as an independently-managed subsidiary of its parent, and there are no foreseen changes to terms of employment or compensation structures, no special measures have been taken to retain key staff.

11.       Janus Capital Group Inc. is the counterparty to my INTECH investment management agreement. Will this have to be amended to reflect the new corporate entity?

Yes, because this transaction will represent a change of control, although this will likely be accomplished via a simple letter amendment.

12.       Will the Henderson Group plc begin to distribute INTECH products?

Yes, it is anticipated that the combined retail distribution teams of both Janus Capital Group Inc. and Henderson Group plc will jointly collaborate in the distribution of INTECH’s investment capabilities alongside the other offerings of the combined group. INTECH management and support resources will work closely with their new partners to familiarize them with INTECH’s mathematical investment process and support all of their distribution efforts around the world.

13.       Will INTECH continue to manage some Janus Capital Group’s mutual funds and if so will the funds be rebranded or merged with funds managed by Janus Henderson Global Investors?

INTECH will continue to manage the funds it currently manages on the Janus mutual fund platforms, both in the US and internationally. We do not anticipate that there will be any rebranding of INTECH-managed mutual funds or mergers with other funds.

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Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the Transaction; the expected timing of the completion of the Transaction; the ability to complete the Transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the Transaction; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, subject to numerous assumptions, known and unknown risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made and investors and security holders are cautioned not to place undue reliance on any such forward-looking statements. Janus Capital Group Inc. (“Janus Capital Group”) does not assume any duty and does not undertake to update forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, nor does Janus Capital Group intend to do so, except as otherwise required by securities and other applicable laws. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that Janus Capital Group anticipated in its forward-looking statements and future results could differ materially from historical performance.  Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in Janus Capital Group’s Annual Report on Form 10-K and those disclosed in Janus Capital Group’s other periodic reports filed with the Securities and Exchange Commission (“SEC”), as well as the possibility: that expected benefits of the Transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Transaction may not be timely completed, if at all; that prior to the completion of the Transaction or thereafter, Janus Capital Group’s businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the Transaction; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the Transaction; and diversion of management time on merger-related matters. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Janus Capital Group or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  For any forward-looking statements made in this communication or in any documents, Janus Capital Group claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Transaction

This communication is being made in respect of the proposed Transaction involving Janus Capital Group and Henderson Group plc (“Henderson Group”).  This material is not a solicitation of any vote or approval of Janus Capital Group’s or Henderson Group’s shareholders and is not a substitute for the proxy statement or any other documents which Janus Capital Group and Henderson Group may send to their respective shareholders in connection with the proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed Transaction, Henderson Group intends to file a registration statement containing a proxy statement of Janus Capital Group and other documents regarding the proposed Transaction with the SEC. Before making any voting or investment decision, the respective investors and shareholders of Janus Capital Group and Henderson Group are urged to carefully read the entire registration statement of Henderson Group, including the proxy statement of Janus Capital Group, when it becomes available and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Janus Capital Group, Henderson Group and the proposed Transaction. Investors and security holders are also urged to carefully review and consider each of Janus Capital Group’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. When available, copies of the proxy statement will be mailed to the shareholders of Janus Capital Group. When available, copies of the proxy statement also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to Janus Capital Group Inc. 151 Detroit Street, Denver, Colorado 80206.

Participants in the Solicitation

Janus Capital Group, Henderson Group and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Janus Capital Group’s shareholders in connection with the proposed Transaction. Information about the directors and executive officers of Janus Capital Group and their ownership of Janus Capital Group common stock is set forth in Janus Capital Group’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 24, 2016.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of Janus Capital Group’s shareholders in connection with the proposed Transaction may be obtained by reading the proxy statement regarding the proposed Transaction when it becomes available. Once available, free copies of the proxy statement may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.